Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for June 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for June 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In June 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 12.86% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 12.08%, 15.28% and 14.52%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 12.51%. Of which, passenger traffic for domestic, regional and international routes increased by 11.59%, 12.06% and 14.67%, respectively as compared to the same period last year. The passenger load factor was 82.43%, representing a decrease of 0.26 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic and regional routes decreased by 0.36 percentage point and 2.15 percentage points, respectively, and international routes increased by 0.10 percentage point, as compared to the same period last year. The Group has newly launched Urumqi-Lahore-Urumqi route (two flights per week) since 21 June 2018, Xining-Beijing-Xining, Chongqing-Xining-Chongqing routes (seven flights per week) since 26 June 2018, Quanzhou-Phnom Penh-Quanzhou route (four flights per week) since 27 June 2018 and Xiamen-Guilin-Xiamen route (seven flights per week) and Shenyang-Irkutsk-Shenyang route (three flights per week) since 28 June 2018.

In terms of cargo operations, in June 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 7.19% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 3.05% as compared to the same period last year. The cargo and mail load factor was 55.32%, representing a decrease of 2.22 percentage points as compared to the same period last year.

In June 2018, the Group had introduced 13 aircraft, including four A321 aircraft, six B737-800 aircraft, one B737-8 aircraft and two B787-9 aircraft and had terminated the lease of one B737-800 aircraft. As of the end of June 2018, the Group operated a fleet of 786 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	8	30	10	48
Airbus 320 Series	92	83	104	279
Boeing 787 Series	1	23	2	26
Boeing 777 Series	9	14	0	23
Boeing 757 Series	4	0	0	4
Boeing 737 Series	142	76	155	373
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	267	228	291	786

KEY OPERATION DATA OF JUNE 2018

	June 2018			Cumulative 2018
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,011.53	-3.39	11.59	85,924.84	11.36
Regional	267.08	-2.52	12.06	1,586.08	13.41
International	6,220.35	3.91	14.67	36,766.85	14.37

Total	20,498.95	-1.27	12.51	124,277.77	12.26

RTK (in million)
Domestic	1,377.37	-3.81	10.41	8,383.69	9.84
Regional	25.45	-3.50	10.36	150.87	12.30
International	1,041.52	1.30	9.14	5,977.54	10.90

Total	2,444.34	-1.70	9.86	14,512.10	10.30

RTK - Cargo and Mail (in million)
Domestic	135.44	-3.78	0.94	808.80	-1.95
Regional	1.84	-10.80	-7.30	11.54	0.92
International	494.33	-0.61	3.68	2,748.92	7.16

Total	631.61	-1.34	3.05	3,569.26	4.93

Passengers carried (in thousand)
Domestic	9,448.28	-3.46	10.64	57,406.81	10.27
Regional	204.89	-1.55	8.42	1,225.10	9.17
International	1,451.99	1.64	20.06	8,719.21	17.72

Total	11,105.17	-2.79	11.75	67,351.13	11.16

Cargo and mail carried (in thousand tonnes)
Domestic	84.70	-3.84	2.36	507.76	-0.64
Regional	1.66	-8.06	-7.43	10.15	-1.07
International	55.61	-2.42	4.25	312.40	8.01

Total	141.96	-3.35	2.96	830.31	2.44

	June 2018			Cumulative 2018
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16,902.32	-5.32	12.08	103,906.74	11.24
Regional	357.58	-3.11	15.28	2,124.25	13.07
International	7,609.44	1.77	14.52	44,720.08	14.09

Total	24,869.34	-3.22	12.86	150,751.07	12.09

ATK (in million)
Domestic	1,908.53	-6.26	11.86	11,814.67	9.96
Regional	40.44	-3.88	13.61	242.75	10.39
International	1,431.06	-0.68	9.52	8,473.45	11.12

Total	3,380.03	-3.95	10.88	20,530.88	10.44

ATK - Cargo and Mail (in million)
Domestic	387.33	-9.80	11.01	2,463.06	5.37
Regional	8.25	-6.77	7.54	51.57	1.47
International	746.21	-2.82	5.30	4,448.65	8.56

Total	1,141.79	-5.33	7.19	6,963.28	7.35

	June 2018			Cumulative 2018
Load Factor	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.90	1.66	-0.36	82.69	0.09
Regional	74.69	0.46	-2.15	74.67	0.22
International	81.75	1.69	0.10	82.22	0.20

Total	82.43	1.64	-0.26	82.44	0.12

Cargo and Mail Load Factor
Domestic	34.97	2.19	-3.49	32.84	-2.45
Regional	22.23	-1.01	-3.56	22.38	-0.12
International	66.25	1.48	-1.04	61.79	-0.81

Total	55.32	2.24	-2.22	51.26	-1.18

Overall Load Factor (RTK/ATK)
Domestic	72.17	1.84	-0.95	70.96	-0.08
Regional	62.94	0.25	-1.85	62.15	1.06
International	72.78	1.42	-0.25	70.54	-0.14

Total	72.32	1.66	-0.67	70.68	-0.09

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

13 July 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.